Transition Therapeutics Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited in Canadian Dollars)

	March 31,	June 30,
	2008	2007
	$	$

ASSETS
Current
Cash and cash equivalents [note 3]	13,891,637	1,377,387
Held-to-maturity investments [note 3]	47,554,962	33,414,383
Receivables	165,604	317,979
Investment tax credits receivable	693,057	559,405
Prepaid expenses and deposits	265,869	519,937

Total current assets	62,571,129	36,189,091
Capital assets, net	1,011,643	1,174,028
Intangible assets [note 4]	26,517,474	26,632,609

	90,100,246	63,995,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,057,031	2,866,655
Due to Elan Pharma International Limited	1,298,777	697,743
Current portion of deferred revenue [note 7]	—	131,244

Total current liabilities	2,355,808	3,695,642

Deferred revenue [notes 5 and 7]	20,719,750	9,885,733
Leasehold inducement	82,882	91,456

Total liabilities	23,158,440	13,672,831

Commitments [note 11]
Guarantees [note 12]

Shareholders’ equity
Share capital
Common shares	160,103,365	133,988,318
Contributed surplus	4,489,285	4,487,752
Stock options	2,668,931	1,538,396
Deficit	(100,319,775)	(89,691,569)

Total shareholders’ equity	66,941,806	50,322,897

	90,100,246	63,995,728

See accompanying notes

On behalf of the Board:

/s/ Tony Cruz	/s/ Christopher Henley
Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited in Canadian Dollars)

	Nine-month	Nine-month	Three-month	Three-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2008	2007	2008	2007
	$	$	$	$

REVENUES
Milestone revenue	—	552,650	—	—
Licensing fees [note 7]	1,596,722	98,433	—	32,811

	1,596,722	651,083	—	32,811

EXPENSES
Research and development	9,026,351	6,051,108	3,780,429	2,281,406
General and administrative	4,294,688	3,293,459	1,456,308	1,212,103
Amortization	2,052,553	6,237,197	729,329	803,164
Foreign exchange loss (gain)	(570,674)	22,013	(350,087)	13,530
Loss (gain) on disposal of capital assets and assets held for sale	—	33,569	—	(8,045)
Write-down on short term investments	—	51,000	—	—
	14,802,918	15,688,346	5,615,979	4,302,158

Loss before the following	(13,206,196)	(15,037,263)	(5,615,979)	(4,269,347)
Interest income, net	1,927,990	920,317	638,959	464,653
Gain of company transferred under contractual arrangement [note 8]	650,000	400,000	—	—

Loss before income taxes	(10,628,206)	(13,716,946)	(4,977,020)	(3,804,694)
Recovery of future income taxes	—	2,729,422	—	—

Net loss and comprehensive loss for the period	(10,628,206)	(10,987,524)	(4,977,020)	(3,804,694)

Basic and diluted net loss per common share [note 9[b][iv]]	$(0.46)	$(0.58)	$(0.22)	$(0.19)

See accompanying notes

Transition Therapeutics Inc.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the nine-month period ended March 31, 2008 and year ended June 30, 2007
(Unaudited in Canadian Dollars)

						Total
	Number of	Share	Contributed	Stock		Shareholders’
	Shares	Capital	Surplus	Options	Deficit	Equity
	#	$	$	$	$	$

Balance, July 1, 2006	17,494,269	99,563,853	4,469,987	774,858	(69,504,180)	35,304,518

Adjustment to opening deficit for change in accounting policy related to research inventory	—	—	—	—	(3,225,599)	(3,225,599)
Stock options exercised	63,654	601,571	—	(221,177)	—	380,394
Stock options expired	—	—	17,765	(17,765)	—	—
Stock-based compensation expense	—	—	—	1,002,480	—	1,002,480
Issued pursuant to private placement, net	2,986,867	23,964,751	—	—	—	23,964,751
Issued on acquisition of NeuroMedix Inc., net	685,951	9,858,143	—	—	—	9,858,143
Net loss for the year	—	—	—	—	(16,961,790)	(16,961,790)

Balance, June 30, 2007	21,230,741	133,988,318	4,487,752	1,538,396	(89,691,569)	50,322,897

Issued pursuant to private placement, net [note 9[b][ii]]	1,736,107	23,968,567	—	—	—	23,968,567
Issued pursuant to ENI Shareholder’s Agreement [note 9[b][iii]]	174,123	1,890,976	—	—	—	1,890,976
Stock options exercised or forfeited [note 9[c][ii]]	28,355	255,504	1,533	(99,012)	—	158,025
Stock-based compensation expense	—	—	—	1,229,547	—	1,229,547
Net loss for the nine-month period ended March 31, 2008	—	—	—	—	(10,628,206)	(10,628,206)

Balance, March 31, 2008	23,169,326	160,103,365	4,489,285	2,668,931	(100,319,775)	66,941,806

Transition Therapeutics Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited in Canadian Dollars)

	Nine-month	Nine-month	Three-month	Three-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2008	2007	2008	2007
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(10,628,206)	(10,987,524)	(4,977,020)	(3,804,694)
Add (deduct) items not involving cash:
Amortization of:
capital assets	179,928	236,006	60,795	79,244
intangible assets	2,006,111	6,183,645	713,027	784,769
leasehold inducement	(8,574)	(8,574)	(2,858)	(2,858)
Recovery of future income taxes	—	(2,729,422)	—	—
Stock-based compensation expense	1,229,547	500,311	545,377	156,698
Gain of company transferred under contractual arrangement [note 8]	(650,000)	(400,000)	—	—
(Gain) loss on disposal of capital assets and assets held for sale	—	51,248	—	(8,045)
Write-down on short-term investments	—	51,000	—	—
Unrealized foreign exchange loss	—	8,583	—	—
Net change in operating assets and liabilities [note 10]	9,766,974	8,152,391	5,458,180	512,899

Cash provided by operating activities	1,895,780	1,057,664	1,797,501	(2,281,987)

INVESTING ACTIVITIES
Maturity of short-term investments	280,271,549	10,810,855	78,633,196	—
Purchase of short-term investments	(294,412,128)	(34,803,765)	(80,580,946)	(14,999,157)
Proceeds of assets held for resale	—	259,261	—	24,038
Purchase of capital assets	(17,543)	(37,506)	(7,386)	(5,965)
Purchase of intangible assets	—	(345,425)	—	(295,425)
Proceeds on disposal of capital assets	—	60,754	—	28,099
Cash received from company transferred under contractual arrangement [note 8]	650,000	400,000	—	—

Cash used in investing activities	(13,508,122)	(23,655,826)	(1,955,136)	(15,248,410)

FINANCING ACTIVITIES
Repayment of long-term debt	—	(300,707)	—	—
Proceeds from issuance of common shares, net	24,126,592	24,110,955	80,096	129,669

Cash provided by financing activities	24,126,592	23,810,248	80,096	129,669

Net increase (decrease) in cash and cash equivalents during the period	12,514,250	1,212,086	(77,539)	(17,400,728)
Cash and cash equivalents, beginning of period	1,377,387	4,074,582	13,969,176	22,687,396

Cash and cash equivalents, end of period	13,891,637	5,286,668	13,891,637	5,286,668

See accompanying notes

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited in Canadian Dollars)
1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION
Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.
The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.
Effective July 1, 2007, NeuroMedix Inc. amalgamated with Waratah Pharmaceuticals Inc. As a result of the amalgamation, these consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc. and Waratah Pharmaceuticals Inc. [“Waratah”]. These consolidated financial statements also include the results of NeuroMedix US Inc. up to November 27, 2007, the date of dissolution.
The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the June 30, 2007 annual consolidated financial statements. These interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2007 except for the accounting policies discussed in note 2.
All material intercompany transactions and balances have been eliminated on consolidation.
2. CHANGES IN ACCOUNTING POLICIES
Financial Instruments
Effective July 1, 2007, the Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Section 3855, Financial Instruments – Recognition and Measurement, CICA Section 3861, Financial Instruments – Disclosure and Presentation, and Handbook Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when or how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and disclosing comprehensive income (loss). Comprehensive income (loss) is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income (loss) refers to items recognized in comprehensive

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited in Canadian Dollars)
income (loss) but that are excluded from net income (loss) calculated in accordance with Canadian generally accepted accounting principles.
Under the new standards, all financial instruments are classified into one of the following five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification.
Held-for-trading financial instruments are measured at fair value and all gains or losses are included in the results of operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income (loss) until the asset is removed from the balance sheet or an impairment occurs. As a result of the adoption of these standards, the Company has classified its cash equivalents and short-term investments as “held-to-maturity” which are measured at amortized cost using the effective interest method. The Company has also classified its accounts receivable as “Loans and receivables” and its accounts payable and accrued liabilities as “Other financial liabilities”, both of which are measured at amortized cost. As a result of the adoption of this standard, the Company has reclassified $423,628 from interest receivable to held-to-maturity investments to conform with the measurement basis recommended by the standard. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the value of the instrument. The adoption had no other impact on the Company’s balance sheet at June 30, 2007.
Inventory
During the fourth quarter of fiscal 2007, the Company changed its accounting policy related to inventories to adopt CICA Handbook section 3031 — Inventories, effective July 1, 2006. As a result of the adoption, the net realizable value of the inventory is now measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. Previously the Company measured net realizable value at the inventory’s replacement cost. The change in accounting policy was applied in accordance with the transitional provisions which permitted the Company to charge the difference in the measurement of opening inventory of $3,225,599 to the opening deficit for the year without restatement of prior years. This change resulted in an increase in net loss of $1,017,599 and a $0.04 increase in the loss per common share for the nine-month comparative period ended March 31, 2007 and an increase in net loss of $667,405 and a $0.01 increase in net loss per common share for the three-month comparative period ended March 31, 2007.
Recent Canadian Accounting Pronouncements
CICA Section 1400, General Standards of Financial Statement Presentation
Under the amended section, management is required to make an assessment of an entity’s ability to continue as a going concern. In making its assessment, management must consider all available information about the future, which is at least, but is not limited to, twelve months from the

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited in Canadian Dollars)
balance sheet date. Financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern. The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company intends to adopt this standard for the three-month period ended September 30, 2008.
CICA Section 1535, Capital Disclosures
This pronouncement establishes standards for disclosing information, both qualitative and quantitative, that enable users of financial statements to evaluate an entity’s objectives, policies and processes for management of capital. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements. The Company intends to adopt this standard for the three-month period ended September 30, 2008.
CICA Section 3064, Goodwill and Intangible Assets
This pronouncement will replace CICA 3062, “Goodwill and Other Intangible Assets”. The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. These changes are effective for fiscal years beginning on or after October 1, 2008, with early adoption encouraged. The Company is evaluating the effects of adopting this standard.
CICA Section 3863, Financial Instruments – Presentation
This pronouncement establishes standards for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements. The Company intends to adopt this standard for the three-month period ended September 30, 2008.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited in Canadian Dollars)
3. CASH AND CASH EQUIVALENTS AND HELD-TO MATURITY INVESTMENTS
The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The annualized rate of return on these funds at March 31, 2008 was 3.5% [June 30, 2007 - 3.9%]. The amortized cost of the cash equivalents approximates fair value due to the short time to maturity.
Short-term investments consist of bankers acceptances and medium term note debentures totaling $47,554,962 at March 31, 2008 with effective interest rates between 3.40% and 4.75% and maturity dates between April 2, 2008 and July 29, 2008. The fair value of the short-term investments at March 31, 2008 is $47,554,962 [June 30, 2007 — $33,414,383]. Fair value of short-term investments is determined based on information provided by the Company’s investment broker. Management regularly reviews the activity and stability of their investment issuers and prevailing interest rates to ensure that the fair value information provided by their broker appears reasonable.
The Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.
4. INTANGIBLE ASSETS
Intangible assets consist of the following:

	March 31, 2008
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Technology acquired on acquisition of Waratah Pharmaceuticals Inc. (“Waratah”)	39,799,917	39,799,917	—
Technology acquired from Biogenesys, Inc.	137,000	137,000	—
Sub-licensing fees paid to General Hospital Corp. (“GHC”)	132,400	31,632	100,768
Prepaid royalties paid to GHC	295,425	21,945	273,480
Technology acquired from Protana	3,459,633	1,672,161	1,787,472
Technology, products and patents acquired from ENI [note 9[b][iii]]	16,135,399	2,891,973	13,243,426
Workforce acquired from Protana	623,276	338,830	284,446
Patents acquired from Protana	329,685	159,348	170,337
Patent portfolio	386,000	154,167	231,833
Compounds acquired from NeuroMedix	11,085,259	659,547	10,425,712

	72,383,994	45,866,520	26,517,474

Intangible assets are recorded at cost and are being amortized on a straight line basis over 5 to 15 years.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited in Canadian Dollars)

	June 30, 2007
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Technology acquired on acquisition of Waratah Pharmaceuticals Inc. (“Waratah”)	39,799,917	39,799,917	—
Technology acquired from Biogenesys, Inc.	137,000	137,000	—
Sub-licensing fees paid to General Hospital Corp. (“GHC”)	132,400	25,020	107,380
Prepaid royalties paid to GHC	295,425	6,753	288,672
Technology acquired from Protana	3,459,633	1,153,214	2,306,419
Technology, products and patents acquired from ENI	14,244,423	2,219,300	12,025,123
Workforce acquired from Protana	623,276	207,758	415,518
Patents acquired from Protana	329,685	109,895	219,790
Patent portfolio	386,000	96,267	289,733
Compounds acquired from NeuroMedix	11,085,259	105,285	10,979,974

	70,493,018	43,860,409	26,632,609

The amortization to be taken on intangible assets by fiscal year is as follows:

$

2008 (balance of the year)	689,477
2009	2,715,312
2010	2,715,312
2011	2,070,314
2012	1,755,593
Thereafter	16,571,466

26,517,474

The amortization of all intangible assets relates to the research and development efforts of the Company.
5. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED
On September 25, 2006, Elan Pharma International Limited (Elan) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer’s disease.
Under the terms of the agreement, the Company has received upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited in Canadian Dollars)
US$185 million. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Each party’s cost share and ownership interest may vary throughout the term of the agreement dependent on certain elections that may be made during the development of ELND005 (AZD-103). Under the terms of the agreement the Company can elect to convert the co-development collaboration to a licensing arrangement. If converted, the Company would no longer share in the development costs and operating profits but would receive reduced developmental and commercial milestones and royalties on worldwide aggregate net sales.
During the three-month period ended December 31, 2007, the Company received the second upfront payment of $7,284,000 (US$7,500,000) from Elan which has been recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. At December 31, 2007, the Company had received $15,704,255 (US$15,000,000) under the collaboration agreement with Elan.
On December 21, 2007, the Company, along with Elan, jointly announced the initiation of a Phase II clinical study. During the three-month period ended March 31, 2008, the Company received a milestone payment of $5,015,495 (US$5,000,000) under its collaboration agreement from Elan for the initiation of the Phase II clinical study. The milestone payment has been recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.
6. LICENSING AND COLLABORATION AGREEMENT WITH LILLY
On March 13, 2008, Eli Lilly (“Lilly”) and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition will receive a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide.
Subsequent to the three-month period ended March 31, 2008, the Company received the upfront payment of $7,017,000 (US$7,000,000) from Lilly which will be recorded as deferred revenue and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated.
7. LICENSING AGREEMENT WITH NOVO NORDISK
On November 5, 2007, the Company announced that following negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to all of the Company’s diabetes programs. Accordingly, Transition terminated the agreement between the companies, returning to Transition all rights held by Novo Nordisk relating to E1-I.N.T.TM As a result of the licensing agreement being terminated, the remaining deferred amounts totaling $1,563,911 were recognized as licensing fee revenue during the three-month period ended December 31, 2007.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited in Canadian Dollars)
8. NET ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT
On October 4, 2004, the Company signed a Share Purchase Agreement (the “Agreement”) to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson’s disease. The Agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.
This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the Agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value at December 31, 2007 of Nil [June 30, 2007 — Nil].
During the three month period ending December 31, 2007, the Company received the third anniversary payment of $650,000 in cash which has been recorded as a gain in the statement of loss. As of December 31, 2007, total payments received amount to $1,850,000. The final payment of $1,650,000 is due in the first quarter of fiscal 2009.
9. SHARE CAPITAL
[a] Authorized
At March 31, 2008, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.
[b] Common shares issued and outstanding during the year
[i] On July 9, 2007 the Company announced the completion of the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The Toronto Stock Exchange (“TSX”) approved the consolidation and the common shares of the Company commenced trading on the TSX on a post-consolidated basis at the opening of trading on Monday, July 9, 2007. The share consolidation has been effected to satisfy the NASDAQ’s listing criteria regarding minimum bid price. This share consolidation was approved by Transition’s shareholders at the Company’s Annual and Special Meeting held in December 2006. The share consolidation affects all of the Company’s common shares and stock options outstanding at the effective time. Fractional shares were not issued and each shareholder’s aggregated fraction was paid out in cash on the basis of a fraction of $15.75. As a result of this consolidation, the comparative number of common shares, warrants and options, related exercise prices and basic and diluted loss per share have been retroactively adjusted to reflect the consolidation.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited in Canadian Dollars)
[ii] On July 11, 2007, the Company announced the closing of its private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of $25,000,000. The Company incurred total share issuance costs of $1,031,433 resulting in net cash proceeds of $23,968,567.
[iii] On December 21, 2007, the Company, along with Elan, jointly announced the initiation of a Phase II clinical study. In connection with this initiation, the Company issued the former shareholders of Ellipsis Neurotherapeutics Inc. [“ENI’] the first contingent consideration milestone in the form of 174,123 common shares at a price of $10.86 per share, representing the weighted average closing trading price for the five trading days prior to issuance. The shares issued had a fair value of $1,890,976 (note 4) and represent additional consideration paid to acquire the technology, products and patents from ENI. Accordingly, the consideration has been capitalized to intangible assets.
[iv] The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the nine-month period ended March 31, 2008 is 22,899,864 [nine-month period ended March 31, 2007 — 18,976,498] and for the three-month period ended March 31, 2008 is 23,076,900 [three-month period ended March 31, 2007 — 20,408,954]. The outstanding options to purchase common shares of 1,409,670 [three-month period ended March 31, 2007 — 626,820] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive.
For the three and nine-month periods ended March 31, 2008, 79,908 [three and nine-month periods ended March 31, 2007 — 79,908] contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.
[c] Stock Options

			Weighted Average
			Exercise Price
Stock options	#	$	$

Stock options outstanding, June 30, 2007	605,883	1,538,396	7.02
Stock options issued [i]	866,275	—	13.54
Stock options exercised [ii]	(28,355)	(97,479)	5.57
Stock options forfeited [iii]	(34,133)	(1,533)	8.26
Stock based compensation expense	—	1,229,547	—

Stock options outstanding, March 31, 2008	1,409,670	2,668,931	11.08

[i] The fair value of the stock options issued during the nine-month period ended March 31, 2008 is $4,483,377.
[ii] During the nine-month period ending March 31, 2008, 28,355 stock options were exercised. These stock options had a recorded value of $97,479 and resulted in cash proceeds to the Company of $158,025.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited in Canadian Dollars)
[iii] During the nine-month period ending March 31, 2008, 34,133 stock options were forfeited. These forfeited stock options had a fair value of $189,173. Of the 34,133 stock options that were forfeited, only 182 were vested. The forfeited vested options had a fair value of $1,533.
[iv] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at March 31, 2008 are $15,619,592 [June 30, 2007 — $4,276,829].
10. CONSOLIDATED STATEMENTS OF CASH FLOWS
The net change in operating assets and liabilities consists of the following:

	Nine-month	Nine-month	Three-month	Three-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2008	2007	2008	2007
	$	$	$	$

Receivables	152,375	(141,513)	(80,473)	(207,160)
Investment tax credits receivable	(133,652)	466,226	(54,688)	542,382
Prepaid expenses and other assets	254,068	116,147	192,787	1,947
Accounts payable and accrued liabilities	(1,809,624)	158,862	(185,272)	1,359,715
Due from Elan Pharma International Limited	601,034	(242,846)	570,331	(750,983)
Deferred revenue	10,702,773	7,795,515	5,015,495	(433,002)

	9,766,974	8,152,391	5,458,180	512,899

Supplemental cash flow information

Interest paid	2,224	2,312	—	—
Taxes paid	—	—	—	—

11. COMMITMENTS
At March 31, 2008, the Company is committed to aggregate expenditures of $55,000 [June 30, 2007 — $155,000] under its collaboration agreements. In addition, at March 31, 2008, the Company is committed to aggregate expenditures of approximately $101,000 [June 30, 2007 — $1,573,000] for clinical and toxicity studies and approximately $87,000 [June 30, 2007 — $154,000] for manufacturing agreements.
12. GUARANTEES
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited in Canadian Dollars)
13. SEGMENT DISCLOSURE
The Company’s operating results are reviewed as one business activity which is the research and development of therapeutic agents. All of the Company’s operating activities are in Canada.
14. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.